SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

BioAmber Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

09072Q106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072Q106	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Arrowgrass Capital Partners (US) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 09072Q106	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Arrowgrass Capital Services (US) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 09072Q106	13G	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is BioAmber Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Arrowgrass Capital Partners (US) LP ("ACP"), a Delaware limited partnership, which serves as the investment manager to Arrowgrass Master Fund, Ltd. (the "Arrowgrass Fund"), with respect to the shares of Common Stock (as defined below) directly held by the Arrowgrass Fund; and

(ii) Arrowgrass Capital Services (US) Inc. ("ACS"), a Delaware corporation, which serves as the general partner of ACP, with respect to the Common Stock directly held by the Arrowgrass Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1330 Avenue of the Americas, 32nd Floor, New York, New York 10019.

Item 2(c).	CITIZENSHIP:

ACP is a limited partnership organized under the laws of the State of Delaware. ACS is a corporation organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

09072Q106

CUSIP No. 09072Q106	13G	Page 5 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________

Item 4.	OWNERSHIP.

A.	Arrowgrass Capital Partners (US) LP
	(a)	Amount beneficially owned: 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of Warrants
	(b)	Percent of Class: 5.9%. The percentages used herein and in the rest of the Schedule 13G are calculated based upon 18,427,655 shares of Common Stock outstanding, which reflects the number of shares of Common Stock outstanding, as of November 13, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed on November 13, 2013. In calculating the percentage of shares of Common Stock held by the Reporting Persons, we assumed the exercise of the reported warrants.

CUSIP No. 09072Q106	13G	Page 6 of 9 Pages

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of Warrants`
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of Warrants

B.	Arrowgrass Capital Services (US) Inc.
	(a)	Amount beneficially owned: 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of Warrants
	(b)	Percent of Class: 5.9%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of Warrants
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 753,192 shares of Common Stock 353,901 shares of Common Stock issuable upon exercise of Warrants

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 09072Q106	13G	Page 7 of 9 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09072Q106	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 30, 2014

ARROWGRASS CAPITAL PARTNERS (US) LP
By:	Arrowgrass Capital Service (US) Inc., Its General Partner

/s/ Michael Edwards
Name:	Michael Edwards
Title:	Director

ARROWGRASS CAPITAL PARTNERS (US) INC.

/s/ Michael Edwards
Name:	Michael Edwards
Title:	Director

CUSIP No. 09072Q106	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATED: January 30, 2014

ARROWGRASS CAPITAL PARTNERS (US) LP
By:	Arrowgrass Capital Service (US) Inc., Its General Partner

/s/ Michael Edwards
Name:	Michael Edwards
Title:	Director

ARROWGRASS CAPITAL PARTNERS (US) inc.

/s/ Michael Edwards
Name:	Michael Edwards
Title:	Director